Filed by: Commerce Bancshares, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: FineMark Holdings, Inc.
Commission File No.: 001-36502

This filing relates to the proposed transaction between Commerce Bancshares, Inc. (“Commerce”) and FineMark Holdings, Inc. (“FineMark”) pursuant to the Agreement and Plan of Merger, dated as of June 16, 2025, by and among Commerce, CBI-Kansas, Inc. and FineMark.

EMPLOYEE EMAIL

On June 16, 2025, a communication in the form set forth below was distributed by Commerce to its employees.

Subject: CT News: Commerce to Acquire FineMark

Commerce Trust Team,

For those unable to attend this morning’s call, I’m excited to share that we announced Commerce has reached an agreement to acquire FineMark, a commercial bank and trust company headquartered in Florida. The deal, which is subject to regulatory approvals and FineMark shareholder approval, is anticipated to close Jan. 1, 2026. John Kemper will send an email to all Commerce team members shortly with more details.

For Commerce, this is more than just an acquisition. It’s a thoughtful, strategic decision that positions both organizations for future growth – growth we couldn’t achieve as easily on our own.

What makes this merger so compelling is how complementary our strengths are. Each company brings something the other needs. FineMark brings energy, innovation, and strong client relationships in markets that are expanding quickly. Commerce adds scale, resources, and depth with capital, operational systems, regulatory experience, and long-term stability.

This combination will allow us to grow in ways we couldn’t before – expanding into new regions, serving more clients, and creating more opportunities for all of us. That includes the chance to work on exciting new projects, grow professionally, and have a bigger impact.

As you may expect, there are still many details to work through regarding next steps and the integration of FineMark into Commerce. We will share additional information along the way.

We’re committed to making this transition smooth and aligned with the values that make both Commerce and FineMark great places to work. We’ll share more details in the days ahead, and we welcome your questions and ideas.

Thank you in advance for your support of this merger and for joining me in welcoming our future colleagues. It’s a bold step ahead for Commerce, and we’re excited about our future.

Best,

John Handy

On June 16, 2025, the following talking points and FAQs were distributed by Commerce to its employees.

Commerce Trust Talking Points and FAQs

Overview

•	On June 16, 2025, Commerce Bancshares, Inc. announced the signing of a definitive agreement to acquire FineMark Holdings, Inc, a bank holding company, parent of FineMark National Bank & Trust, and a commercial bank and trust company headquartered in Florida.

•	The deal remains subject to regulatory approvals and the approval of FineMark’s shareholders, with an anticipated close of Jan. 1, 2026.

•	This is a significant milestone in our 160-year history as we continue to expand our footprint in high-growth markets.

•	This move reinforces our commitment to growth, innovation, and opportunity.

About FineMark

FineMark was founded in 2007 in Fort Myers, Florida, and operates 13 banking offices across three states – Florida, Arizona and South Carolina. They currently have 298 associates offering services ranging from personal and business banking to wealth management and more.

Why FineMark?

This is a partnership that will help accelerate profitable growth for both Commerce and FineMark. Each institution brings complementary attributes to the partnership. FineMark benefits from Commerce’s scale, capital, and operational depth. Commerce benefits from FineMark’s access to faster-growing markets and client segments. Both organizations will benefit from sharing incredible talent and collaborating together.

FineMark brings experienced professionals with strong client relationships in high-growth regions, an entrepreneurial culture, and local market insight. Their team has done incredible work building a fast-growing business.

•	$4 billion in bank assets

•	$7.7 billion in assets under administration ($7.1 AUM)

•	Approximately 2,000 client relationships

Coming together will result in a bank with combined assets of $36B and more than $82B of wealth assets under administration. Together, we will be the 16th largest bank-managed trust company in the US.

Cultural Alignment

•	Their values align closely with ours – integrity, collaboration, and a commitment to long-term relationships.

•	They share the belief in doing what’s right for clients and communities, which makes this partnership especially meaningful.

What Will Change?

•	In the near term, FineMark will continue to operate as they do today. This ensures continuity and stability for their clients, partners, and associates.

•	Once the acquisition closes, FineMark will become part of Commerce Trust, and we’ll work together to thoughtfully integrate our teams, systems, and capabilities.

What’s Next?

•	An integration team will be formed with members of both organizations to identify and prioritize each step of the process and build a detailed timeline. Once the deal has been approved by shareholders and regulators, we’ll begin the formal transition and integration, focusing first on alignment across operations, systems, and culture. Updates will be shared regularly.

•	The acquisition is subject to shareholder and regulatory approvals. This process will unfold over the months to come and we anticipate a close date of January 1, 2026. Until then, Commerce and FineMark will remain separate, independent companies, and will continue to operate as usual

More FAQs:

1. How will this affect my job?

No immediate changes are expected to roles or responsibilities. Over time, this partnership will create more opportunities – new markets, new clients, and new ways to develop your career.

2. Will there be layoffs or restructuring?

Our focus is growth, not downsizing. While there may be adjustments in certain overlapping areas over time, the intention is to retain and engage talent across both organizations. However, at a minimum, FineMark associates will continue employment in their same or similar role until systems integrations are completed, which typically takes 12-18 months following closing. As always, continued employment is subject to maintaining performance expectations currently in place.

3. What does Commerce bring to FineMark?

We bring scale, systems, compliance infrastructure, capital, and the stability of a 160+ year institution. Together, we can take FineMark’s success to the next level.

4. How will cultures be integrated?

Both organizations share values like integrity, service excellence and long-term relationships. We’ll work to blend the best of both cultures in a respectful and appropriate way.

5. Will FineMark keep their name?

Once finalized, FineMark is expected to be a division of Commerce Bank, just like Commerce Trust is today. Joe Catti will continue to be CEO of FineMark Bank & Trust (“National” will be removed from their name as they will no longer be regulated by the OCC). Additionally, Joe Catti will become Chairman of Commerce Trust and serve on the Board of Commerce Bank. Joe will report to John Handy, President and CEO Commerce Trust. FineMark associates will become team members of Commerce Bank and will continue to operate under the FineMark brand in their markets, with cobranding opportunities.

6. Are we interested in more acquisitions?

We are always open to strategic partnerships that support our growth in attractive areas of our business. Commerce Trust has a strategic blue chip around growth in new markets and aligning with organizations that fit our business model and culture can be an important part of that growth.

7. When was the last time Commerce completed an acquisition?

Over time, Commerce has experience with dozens of bank acquisitions across our footprint and most recently (June 1, 2023) with the purchase of LJ Hart, a municipal bond underwriter. This particular acquisition is unique, however, in its focus on the wealth business, and it is notable in its size relative to previous transactions.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Commerce and FineMark (the “Proposed Transaction”), the plans, objectives, expectations and intentions of Commerce and FineMark, the expected timing of completion of the Proposed Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication the occurrence of any event, change or other circumstances that could give rise to the right of Commerce or FineMark to terminate the definitive merger agreement governing the terms and conditions of the Proposed Transaction; the outcome of any legal proceedings that may be instituted against Commerce or FineMark; the possibility that revenue or expense synergies or the other expected benefits of the Proposed Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Commerce and FineMark do business, or other unexpected factors or events; the possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Commerce or FineMark or the expected benefits of the Proposed Transaction); the risk that Commerce is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Proposed Transaction; the dilution caused by Commerce’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction; and other factors that may affect the future results of Commerce and FineMark, including continued pressures and uncertainties within the banking industry and Commerce’s and FineMark’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Commerce or FineMark operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Commerce’s or FineMark’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Commerce’s or FineMark’s results.

Further information regarding Commerce and factors that could affect the forward-looking statements contained herein can be found in Commerce’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and at Investor.Commercebank.com, and in other documents Commerce files with the SEC. Information on these websites is not part of this document.

All forward-looking statements attributable to Commerce or FineMark, or persons acting on Commerce’s or FineMark’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Commerce and FineMark do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Commerce or FineMark update one or more forward-looking statements, no inference should be drawn that Commerce or FineMark will make additional updates with respect to those or other forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, Commerce will file with the SEC a Registration Statement on Form S-4 to register the shares of Commerce common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of FineMark and a prospectus of Commerce (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of FineMark seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF FINEMARK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY COMMERCE IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Proposed Transaction, Commerce and FineMark, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Commerce’s Investor Relations via email at matthew.burkemper@commercebank.com or by telephone at (314) 746-7485, or to FineMark's Investor Relations via email at investorrelations@finemarkbank.com or by telephone at (239) 461-3850.

PARTICIPANTS IN THE SOLICITATION

Commerce, FineMark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FineMark in connection with the Proposed Transaction under the rules of the SEC. Information regarding Commerce’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Commerce’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025; in the sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Composition of the Board, Board Diversity and Director Qualifications,” “Corporate Governance” “Compensation Discussion and Analysis” and “Executive Compensation,” in Commerce’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2025; and other documents filed by Commerce with the SEC. To the extent holdings of Commerce common stock by the directors and executive officers of Commerce have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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